                                                                  CONFORMED COPY




                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934




                            For the month of May 2003





                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)



                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)





(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F     X                   Form 40-F
                    -------                          -------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes                                No       X
             -------                              -------
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               BANCOLOMBIA S.A.
                                                  (Registrant)

Date: May 20, 2003                          By  /s/  JAIME ALBERTO VELASQUEZ B.
                                                --------------------------------
                                            Name:  Jaime Alberto Velasquez B.
                                            Title:    Vice President of Finance

[BANCOLOMBIA LOGO]
                         CONSOLIDATED FINANCIAL RESULTS
                      FOR THE QUARTER ENDED MARCH 31, 2003

MAY 19, 2003. Medellin, Colombia - BANCOLOMBIA S.A. (NYSE: CIB) announced today the financial results for the quarter ended March 31, 2003. (1)



CONSOLIDATED INCOME STATEMENT
AND BALANCE SHEET                                         Quarter                   Growth
(Ps millions)                                     4Q 02              1Q 03        1Q03/4Q02
-------------                                     -----              -----        ---------
ASSETS
Loans, net                                       5,864,991        5,957,858        1.58%
Investment Securities, net                       4,343,458        4,378,120        0.80%
Other assets                                     2,391,133        2,556,518        6.92%
                                                ----------       ----------      ------
Total assets                                    12,599,582       12,892,496        2.32%
                                                ==========       ==========      ======

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits                                         8,788,158        9,184,624        4.51%
Other liabilities                                2,527,076        2,423,317       -4.11%
TOTAL LIABILITIES                               11,315,234       11,607,941        2.59%
Shareholders' equity                             1,284,348        1,284,555        0.02%
                                                ----------       ----------      ------
Total liabilities and shareholders' equity      12,599,582       12,892,496        2.32%
                                                ==========       ==========      ======

Interest income                                    322,060          336,608        4.52%
Interest expense                                   108,242          107,926       -0.29%
NET INTEREST INCOME                                213,818          228,682        6.95%
Net provisions                                     (24,744)         (59,400)     140.06%
Other operating income                             105,913          117,913       11.33%
Other operating expense                           (194,631)        (193,194)      -0.74%
Non-operating income, net                            2,577              824      -68.02%
Income tax expense                                 (12,334)         (12,972)       5.17%
                                                ----------       ----------      ------
Net income                                          90,599           81,853       -9.65%
                                                ==========       ==========      ======

----------

(1) The financial information contained herein includes the consolidated results of all BANCOLOMBIA's subsidiaries in which it holds, directly or indirectly, 50% or more of the outstanding voting shares. For this reason, the financial information contained herein is not comparable to BANCOLOMBIA's consolidated results (with its financial subsidiaries) previously released. The information contained in this release has been prepared in accordance with Colombian GAAP, expressed in nominal pesos, and has not been audited. All growth rates mentioned herein are not adjusted for inflation. Unless otherwise specified, in this press release "BANCOLOMBIA" or " the Bank" refers to the financial results of BANCOLOMBIA S.A and its consolidated subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements.

Exchange rate:    March 31, 2003            TRM COP 2,958.25/USD       Average exchange rate March 2003   2,959.01
                  December 31, 2002         TRM COP 2,864.79/USD       Average exchange rate Dec. 2003    2,814.89


CONTACTS   JAIME A. VELASQUEZ      MARIA A. VILLA          FAX: (574) 2317208
           FINANCIAL VP            IR MANAGER              WWW.BANCOLOMBIA.COM
           TEL.: (574) 5108666     TEL.: (574) 5108866

[BANCOLOMBIA LOGO]

1.       HIGHLIGHTS:

      - BANCOLOMBIA's net income amounted to Ps 81,853 million, or US$ 0.192 per ADS, during the quarter ended March 31, 2003, as compared to a net income of Ps 90.599 million, or US$ 0.223 per ADS, for the quarter ended December 31, 2002 and to a net income of Ps 35,160 million, or US$ 0.107 per ADS, for the quarter ended March 31, 2002.

      - Net interest income increased 7.0% quarter over quarter. This increase was the result of higher income from interest on loans, mainly due to a higher volume of the Bank's loan portfolio.

      - BANCOLOMBIA's total net provisions increased from Ps (24.7) billion to Ps (59.4) billion quarter over quarter, as a result of higher provisions for loan and accrued interest losses and foreclosed assets. During the quarter ended March 31, 2003, the Bank's gross loans increased 1.95% quarter over quarter.

      - BANCOLOMBIA's ratio of past due loans to total loans for the quarter ended March 31, 2003 increased to 2.67% compared to 2.5% for the quarter ended December 31, 2002 and allowances for past due loans for the quarter ended March 31, 2003 increased slightly to 226.8% compared to 223.9%, for the previous quarter.

      - The annualized ROAE (Return on average shareholders' equity) and ROAA (Return on average total assets) for the first quarter of 2003 were 25.6% and 2.57%, respectively.

            BANKING SECTOR

      - The results of the Colombian Banking Sector continue improving during the first quarter of year 2003. The Sector's aggregate results posted net income of Ps 369.3 billion as of March 31, 2003, compared to Ps 233.9 billion as of March 31, 2002. (Source:
            Colombian Superintendency of Banking)

      - Gross loans in the Colombian Banking Sector increased 2.3% over the quarter and 9.0% over the twelve-months ended March 31, 2003. (Computed on the basis of data released by the Colombian Superintendency of Banking).

      - The Sector's past due loan ratio improved to 9.28% as of March 31, 2003 from 9.47% as of December 31, 2002. (Source: Colombian Superintendency of Banking)

      - Allowances for past due loans had a slight decrease to 82.1% as of March 31, 2003 from 82.8% as of December 31, 2002. (Source:
            Colombian Superintendency of Banking)


CONTACTS   JAIME A. VELASQUEZ      MARIA A. VILLA          FAX: (574) 2317208
           FINANCIAL VP            IR MANAGER              WWW.BANCOLOMBIA.COM
           TEL.: (574) 5108666     TEL.: (574) 5108866

[BANCOLOMBIA LOGO]



2.    CONSOLIDATED BALANCE SHEET

2.1   ASSETS

      BANCOLOMBIA's total assets increased 2.3% over the quarter to Ps 12,892.5 billion as of March 31, 2003 from Ps 12,599.6 billion as of December 31, 2002. The increase in total assets was primarily due to higher volume of overnight funds sold and a larger loan portfolio.

2.1.1 LOAN PORTFOLIO

      BANCOLOMBIA's gross loans totaled Ps 6,317.9 billion as of March 31, 2003, an increase of 1.95% from Ps 6,197.3 billion as of December 31, 2002. Total retail loans increased 4.9% during the same period from Ps 1,911.8 billion as of December 31, 2002 to Ps 2,005.4 billion as of March 31, 2003, with overdrafts, working capital loans and personal loans increasing the most. Total corporate loans increased 0.6% during the first quarter of 2003 from Ps 4,247.4 billion as of December 31, 2002, to Ps 4,273.8 billion as of March 31, 2003.

      BANCOLOMBIA's unconsolidated total loan market share in the Colombian Financial system was 12.6% as of March 31, 2003. (Computed on the basis of data released by the Asociacion Bancaria y de Entidades Financieras de Colombia).


LOAN PORTFOLIO                                     As of                                Growth
(Ps millions)                      31-Mar-02      31-Dec-02       31-Mar-03     1Q03/4Q02     1Q03/1Q02

CORPORATE

Trade Financing                      97,460         166,620         138,357      -16.96%      41.96%
Loans funded by
  domestic development banks        280,470         376,378         382,035       1.50%       36.21%
Working capital loans             3,067,280       3,650,585       3,702,986       1.44%       20.73%
Credit Cards                          7,044           5,218           6,632      27.10%       -5.85%
Overdrafts                           32,613          48,591          43,750      -9.96%       34.15%
                                  ---------       ---------       ---------       ----        -----
TOTAL CORPORATE                   3,484,867       4,247,392       4,273,760       0.62%       22.64%
                                  ---------       ---------       ---------       ----        -----
RETAIL

Credit Cards                        235,759         254,876         267,578       4.98%       13.50%
Personal loans                      444,233         561,558         586,251       4.40%       31.97%
Automobile loans                     15,759          24,476          24,884       1.67%       57.90%
Overdrafts                          124,242          68,490          98,241      43.44%       -20.93%
Loans funded by
  domestic development banks        159,592         276,157         294,363       6.59%       84.45%
Trade Financing                      34,611          28,112          11,431      -59.34%      -66.97%
Working capital loans               896,811         698,160         722,657       3.51%       -19.42%
                                  ---------       ---------       ---------       ----        -----
TOTAL RETAIL                      1,911,007       1,911,829       2,005,405       4.89%        4.94%
                                  ---------       ---------       ---------       ----        -----
MORTGAGE                             32,496          38,094          38,769       1.77%       19.30%
                                  ---------       ---------       ---------       ----        -----
TOTAL LOANS                       5,428,370       6,197,315       6,317,934       1.95%       16.39%
ALLOWANCE FOR LOAN LOSSES          (322,761)       (332,324)       (360,076)      8.35%       11.56%
                                  ---------       ---------       ---------       ----        -----
Total loans, net                  5,105,609       5,864,991       5,957,858       1.58%       16.69%
                                  =========       =========       =========       ====        =====







CONTACTS   JAIME A. VELASQUEZ      MARIA A. VILLA          FAX: (574) 2317208
           FINANCIAL VP            IR MANAGER              WWW.BANCOLOMBIA.COM
           TEL.: (574) 5108666     TEL.: (574) 5108866

[BANCOLOMBIA LOGO]

2.1.2 ASSET QUALITY

      As of March 31, 2003 the Bank's past due loans as a percentage of total loans were 2.67% as compared to 2.5% as of December 31, 2002. During the first quarter, BANCOLOMBIA had loan charge offs of Ps 6,832 million. Additionally, there was an increase in loans classified as "C" due to deterioration in the debt of Electricosta and Electricaribe. However, these companies paid their debt on April 4, 2003.

LOAN CLASSIFICATION                        As of 31-Mar-02               As of 31-Dec-02            As of 31-Mar-03
-------------------                ------------------------      ------------------------     -------------------------
( Ps millions)

"A"Normal                          4,239,610           78.1%     5,115,889           82.6%     5,292,633          83.8%
"B"Subnormal                         605,864           11.2%       479,429            7.7%       330,417           5.2%
"C"Deficient                         137,662            2.5%       142,782            2.3%       229,841           3.7%
"D"Doubtful recovery                 282,502            5.2%       180,630            2.9%       254,910           4.0%
"E"Unrecoverable                     162,732            3.0%       278,585            4.5%       210,133           3.3%

TOTAL                              5,428,370            100%     6,197,315            100%     6,317,934           100%
                                   ---------            ---      ---------            ---      ---------           ---
Loans Classified as C, D and E
as a percentage of total loans          10.7%                          9.7%                         11.0%
                                   ---------                     ---------                     ---------



ASSET QUALITY                                                            As of                                  Growth
( Ps millions)                                          31-Mar-02      31-Dec-02        31-Mar-03     1Q03/4Q02        1Q03/1Q02
--------------                                          ---------      ---------        ---------     ---------        ---------

Total performing past due loans                         52,097          45,485          41,071          -9.70%         -21.16%
Total non-performing past due loans (1)                213,021         109,659         127,688           16.44%        -40.06%
Total past due loans                                   265,118         155,144         168,759            8.78%        -36.35%
Allowance for loans and accrued interest losses        345,440         347,398         382,757           10.18%          10.80%
Past due loans to total loans                             4.88%           2.50%           2.67%
Non-performing loans to total loans                       3.92%           1.77%           2.02%
C, D, and E loans to total loans                         10.74%           9.71%          11.00%
Allowances to past due loans (2)                        130.30%         223.92%         226.81%
Allowances to C, D, and E loans (2)                      59.26%          57.71%          55.08%
Allowances to non-performing loans (2)                  162.16%         316.80%         299.76%
Allowances to total loans                                 6.36%           5.61%           6.06%
Performing loans to total loans                          96.08%          98.23%          97.98%




(1) Before January 1, 2002, non-performing loans included commercial and consumer loans that were past due 90 days or more, and mortgage loans that were past due 120 days or more. Since January 1, 2002, non-performing loans comprise consumer loans that are past due 60 days or more, commercial loans that are past due 90 days or more, and mortgage loans that are past due 120 days or more.

(2)   Allowance = allowance for loan and accrued interest losses.




CONTACTS   JAIME A. VELASQUEZ      MARIA A. VILLA          FAX: (574) 2317208
           FINANCIAL VP            IR MANAGER              WWW.BANCOLOMBIA.COM
           TEL.: (574) 5108666     TEL.: (574) 5108866

[BANCOLOMBIA LOGO]

2.2   LIABILITIES

      Total deposits increased 4.5% over the quarter, from Ps 8,788.2 billion as of December 31, 2002, to Ps 9,184.6 billion as of March 31, 2003. During the first quarter of 2003, BANCOLOMBIA's interest-bearing deposits increased 8.8% while non-interest-bearing deposits decreased 10.3%, which is customary during this time of the year.

      BANCOLOMBIA's unconsolidated accumulated deposit market shares of the Colombian Financial System as of March 31, 2003 were as follows: total checking accounts 17%, Savings accounts 11.0% and time deposits 11.6%. (Computed on the basis of data released by the Asociacion Bancaria y de Entidades Financieras de Colombia).

2.3   SHAREHOLDERS' EQUITY

      BANCOLOMBIA's shareholders' equity totaled Ps 1,284.6 billion during the first quarter. As of March 31, 2003, the Bank's consolidated ratio of technical capital to risk-weighted assets was 11.97%.


TECHNICAL EQUITY RISK WEIGHTED ASSETS                                   As of
Consolidated (Ps millions)                             31-Mar-02      31-Dec-02      31-Mar-03
--------------------------                             ---------      ---------      ---------
Basic capital                                           579,089        795,739        850,820
Additional capital                                      193,111        242,776        247,857
Technical capital (1)                                   772,200      1,038,515      1,098,677
Risk weighted assets                                  8,055,618      8,942,207      9,178,035
                                                      ---------      ---------      ---------
CAPITAL ADEQUACY (2)                                       9.59%         11.61%         11.97%
                                                      ---------      ---------      ---------



(1)   Technical capital is the sum of basic capital and additional capital.

(2)   Capital Adequacy = Technical capital / risk weighted assets


3.    INCOME STATEMENT

      BANCOLOMBIA's net income amounted to Ps 81.9 billion during the quarter ended March 31, 2003, as compared to net income of Ps 90.6 billion for the quarter ended December 31, 2002. This decrease during the first quarter of 2003 was mainly due to an increase in net provisions.

3.1   NET INTEREST INCOME

      Net interest income increased 7.0% to Ps 228.7 billion for the quarter ended March 31, 2003, compared to Ps 213.8 billion for the quarter ended December 31, 2002. Total interest income increased 4.5% over the quarter as a result of higher interest on loans, which increased 12.8% totaling Ps
      187.3 billion due to the higher volume of the loan portfolio.


CONTACTS   JAIME A. VELASQUEZ      MARIA A. VILLA          FAX: (574) 2317208
           FINANCIAL VP            IR MANAGER              WWW.BANCOLOMBIA.COM
           TEL.: (574) 5108666     TEL.: (574) 5108866

[BANCOLOMBIA LOGO]

3.2   PROVISIONS

      Total net provisions for the first quarter of 2003 amounted to Ps (59.4) billion. During the quarter, provisions for loan and accrued interest losses increased for clients such as Electricosta, Electricaribe and other clients from BANCOLOMBIA Panama's loan portfolio. Additionally, there were provisions for foreclosed assets due to a change in accounting standards according to the Superintendency of Banking.

3.3   FEES AND INCOME FROM SERVICES

      Total fees and income from services totaled Ps 80.4 billion during the first quarter of 2003, slightly lower than the Ps 83.2 billion for the quarter ended December 31, 2002.

      BANCOLOMBIA's accumulated unconsolidated credit card billing increased 25.6% over the twelve-months ended March 31, 2003, resulting in a 17.4% market share of the Colombian credit card business (Source: Credibanco, American Express and Red Multicolor) .


ACCUMULATED CREDIT CARD BILLING                                  %         2003
(As of March 31, in Ps million)       2002          2003       Growth   Mkt. Share
-------------------------------       ----          ----       ------   ----------

Bancolombia Mastercard               165,281       177,148       7.2%     10.1%
Bancolombia VISA                      76,625        84,461      10.2%      4.8%
Bancolombia American Express            --          42,337      --         2.4%
Total Bancolombia                    241,906       303,946      25.6%     17.4%
                                   ---------     ---------      ----     -----
Colombian credit card industry     1,451,944     1,749,052      20.5%    100.0%
                                   ---------     ---------      ----     -----


Source: Credibanco, American Express and Red Multicolor

CREDIT CARD MARKET SHARE                                                 %          2003
Number of credit cards as of March 31,         2002          2003       Growth    Mkt. Share
                                               ----          ----       ------    ----------
Bancolombia Mastercard                        154,491       157,402       1.9%       6.9%
Bancolombia VISA                               92,646       100,500       8.5%       4.4%
Bancolombia American Express                     --          36,007      --          1.6%
Total Bancolombia                             247,137       293,909      18.9%      12.9%
                                            ---------     ---------      ----      -----
Colombian credit card industry              2,041,661     2,272,143      11.3%     100.0%
                                            ---------     ---------      ----      -----

Source: Credibanco, American Express and Red Multicolor.

3.4   OPERATING EXPENSES

      Operating expenses totaled Ps 187.5 billion during the quarter ended March 31, 2003, stable from Ps 189 billion during the quarter ended December 31, 2002. During the quarter ended March 31, 2003 BANCOLOMBIA's efficiency ratio reached 54.1% improving from 59.1% for the quarter ended December 31, 2002.

3.5   OTHER OPERATING INCOME

      Dividends: BANCOLOMBIA received approximately Ps 9.5 billion in dividends from other affiliate companies in which BANCOLOMBIA holds, directly or indirectly, less than 50% of the outstanding


CONTACTS   JAIME A. VELASQUEZ      MARIA A. VILLA          FAX: (574) 2317208
           FINANCIAL VP            IR MANAGER              WWW.BANCOLOMBIA.COM
           TEL.: (574) 5108666     TEL.: (574) 5108866

[BANCOLOMBIA LOGO]

      voting shares, such as Ps 6.0 billion from CONAVI (Housing Bank), Ps 1.4 billion from PROTECCION (Pension Fund), and Ps 2.1 billion from other companies.

4.    SUBSIDIARIES

      Beginning this quarter and with this release, BANCOLOMBIA's financial information includes the consolidated results of all of BANCOLOMBIA's subsidiaries in which it holds, directly or indirectly, 50% or more of the outstanding voting shares. For this reason, the financial information contained herein is not comparable to BANCOLOMBIA's consolidated results (with its financial subsidiaries) previously released. The consolidated subsidiaries are:



           ENTITY                                LOCATION                BUSINESS                PARTICIPATION     DATE OF CREATION
           ------                                --------                --------                -------------     ----------------
Almacenes Generales de Deposito Mercantil S.A.   Colombia              Warehousing                   98.25%         February 1953
ALMACENAR
Fiducolombia S.A                                 Colombia              Trust                         95.52%         January 1992
Bancolombia  Panama S.A                          Panama                Banking                       100%           February 1973
Bancolombia  Cayman S.A                          Cayman Islands        Banking                       100%           August 1987
Leasing Colombia S.A                             Colombia              Leasing                       99.98%         December 1978
Colcorp S.A. Corporacion Financiera              Colombia              Finance                       100%           July 1994
Comisionista de Colombia S.A                     Colombia              Securities Brokerage          99.99%         December 1991
Abocol S.A                                       Colombia              Chemical                      92.14%         March 1960
Valores Simesa S.A                               Colombia              Various commercial
                                                                       investments                   71.69%         December 2000
Inmobiliaria Bancol S.A                          Colombia              Real estate broker            98.95%         June 1995
Fundicom  S.A                                    Colombia              Metals engineering            79.86%         May 2000
Todo UNO Colombia                                Colombia              e-commerce                    53.92%         June 2001
Unicargo de Colombia S.A                         Colombia              Freight service               98.35%         August 1994
C.T.I.  Cargo S.A                                Colombia              Freight service               93.32%         June 1994
Sistema de Inversiones y Negocios S.A            Panama                Commercial entity             100%           September 1975
Sinesa Holding Company                           British Virgin Is     Holding                       100%           June 1988
Future Net Inc.                                  Panama                e-commerce                    60.02%         November 2000
Compania Metalurgica Colombiana S.A COMECOL (1)  Colombia              Metals engineering            39.62%         December 1996
Sociedad Portuaria Mamonal S.A                   Colombia              Customs office                92.52%         August 1991
Abocol Costa Rica S.A                            Costa Rica            Chemical products
                                                                       commercial                    92.25%         December 2001
Fertillanos Ltda                                 Colombia              Chemical Products
                                                                       commercial                    55.28%         October 2001

(1)   Controlled through other subsidiaries


CONTACTS   JAIME A. VELASQUEZ      MARIA A. VILLA          FAX: (574) 2317208
           FINANCIAL VP            IR MANAGER              WWW.BANCOLOMBIA.COM
           TEL.: (574) 5108666     TEL.: (574) 5108866

[BANCOLOMBIA LOGO]


BANCOLOMBIA PANAMA AND ITS SUBSIDIARIES

The following table is expressed in US dollars.

BANCOLOMBIA PANAMA
INCOME STATEMENT
AND BALANCE SHEET                                            QUARTER                 GROWTH
(US$)                                              4Q 02               1Q 03        1Q03/4Q02
-----                                              -----               -----        ---------

ASSETS

Loans, net                                      312,213,710         285,523,452      -8.55%
Investment securities, net                      528,157,321         492,197,901      -6.81%
Overnight funds sold                             62,913,803         165,217,423      162.61%
Leases, net                                      42,770,204          47,455,437       10.95%
Other assets                                     14,210,557          14,975,664        5.38%
                                                -----------       -------------       -----
Total assets                                    960,265,595       1,005,369,877        4.70%
                                                -----------       -------------       -----


LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits                                        844,551,883         880,564,141        4.26%
Other liabilities                                15,459,997          15,984,225        3.39%
TOTAL LIABILITIES                               860,011,880         896,548,366        4.25%
Shareholders' equity                            100,253,715         108,821,511        8.55%
                                                -----------       -------------       -----
Total liabilities and shareholders' equity      960,265,595       1,005,369,877        4.70%
                                                -----------       -------------       -----

Interest income                                  15,712,417          23,046,910       46.68%
Interest expense                                 (6,642,696)         (5,608,946)     -15.56%
NET INTEREST INCOME                               9,069,721          17,437,964       92.27%
Net provisions                                    2,954,306          (7,391,020)     -350.18%
Other operating income                            1,362,400          (1,542,934)     -213.25%
Other operating expense                            (788,635)           (847,877)       7.51%
                                                -----------       -------------        ----
Net income                                       12,597,792           7,656,133      -39.23%
                                                -----------       -------------       -----


      BANCOLOMBIA Panama's total assets as of March 31, 2003 increased 4.7% over the quarter to US$1,005 million from US$960 million as of December 31, 2002. This increase was the result of higher overnight funds, which increased 162.6%, from US$62.9 million as of December 31, 2002 to US$165.2 million as of March 31, 2003. Overnight funds increased as a result of lower volume in investment and loan portfolios and an increase in total deposits. BANCOLOMBIA Panama's total liabilities increased 4.3% over the quarter, from US$860 million as of December 31, 2002, to US$896.5 million as of March 31, 2003.

      BANCOLOMBIA Panama's shareholders' equity increased 8.6% over the quarter from US$100.3 million as of December 31, 2002, to US$108.8 billion as of March 31, 2003.

      BANCOLOMBIA Panama reported net income of US$ 7.7 million during the quarter ended March 31, 2003 as compared to a net income of US$ 12.6 million for the quarter ended December 31, 2002.


CONTACTS   JAIME A. VELASQUEZ      MARIA A. VILLA          FAX: (574) 2317208
           FINANCIAL VP            IR MANAGER              WWW.BANCOLOMBIA.COM
           TEL.: (574) 5108666     TEL.: (574) 5108866

[BANCOLOMBIA LOGO]


      Interest income increased 46.7% to US$23 million over the quarter, mainly due to gains on sales of the investment portfolio.

5.    RATINGS AND ACKNOWLEDGMENTS

      - The ICONTEC Institute (Instituto Colombiano de Normas Tecnicas y Certificacion) accredited the renovation of FIDUCOLOMBIA'S quality management system ISO 9001 VERSION 2000 in February 2003.

      - ALMACENAR, the logistic company affiliate of BANCOLOMBIA obtained from the ICONTEC Institute the ratification of its quality system ISO 9002/94-NTC 9294 for its logistical operations, reception, storage and distribution of the pharmaceutical logistic center.

      - The Deutsche Bank, who conducts through BANCOLOMBIA its cross-border payments from Colombia to the rest of America and Europe, awarded the Bank with the FIRST ANNUAL AWARD BY DIRECT PROCESSING 2002, in recognition to the excellent quality of the processing of cross-border payments.

      - Clients recognized BANCOLOMBIA as the leader in service according to the INDICA survey.

      - BANCOLOMBIA is Top-of-Mind for banking services according to THE DINERO MAGAZINE survey conducted in March 2003 in different cities of the country.

      - BANCOLOMBIA was ranked second on the SPEER & ASSOCIATES, INC.'S (S&A'S) SMALL BUSINESS INTERNET SURVEY conducted during the fourth quarter of 2002. BANCOLOMBIA's site was the highest rated Latin American site among 92 commercial bank sites in the Western Hemisphere. According to the study, the highest ranked sites are those that provide convenience and have value-added/advisory information, while delivering cost savings and revenue enhancement opportunities. At the same time, these sites invoke personalization and relationship building characteristics through the use of a broad array of transactional capabilities.

      - BANCOLOMBIA was acknowledged in 2003, for the fourth consecutive year, as the BEST BANK IN COLOMBIA by GLOBAL FINANCE magazine.






CONTACTS   JAIME A. VELASQUEZ      MARIA A. VILLA          FAX: (574) 2317208
           FINANCIAL VP            IR MANAGER              WWW.BANCOLOMBIA.COM
           TEL.: (574) 5108666     TEL.: (574) 5108866

[BANCOLOMBIA LOGO]



PRINCIPAL RATIOS                                                                    Quarters
                                                                          1Q02        4Q02       1Q03
                                                                          ----        ----       ----
PROFITABILITY

Net interest margin (1)                                                    7.22%      9.28%      8.33%
Return on average total assets (2)                                         1.40%      3.24%      2.57%
Return on average shareholders'equity (3)                                 13.81%     35.17%     25.60%

EFFICIENCY

Operating expenses to net operating income (4)                            64.60%     59.10%     54.11%
Operating expenses to average total assets (4)                             6.43%      6.76%      5.89%

CAPITAL ADEQUACY

Shareholders' equity to total assets                                       9.04%     10.19%      9.96%
Technical capital to risk weighted assets                                  9.59%     11.61%     11.97%






(1) Defined as Net Interest Income divided by monthly average interest-earning assets.

(2)   Net income divided by monthly average total assets.

(3)   Net income divided by monthly average shareholders' equity.

(4) Excluding merger expenses. Operating income includes net interest income, total fees and income from services, and total other operating income.


STOCK INDICATORS                                        QUARTERS
                                       1Q 02              4Q 02                 1Q 03
                                       -----              -----                 -----
Net Income (Ps millions)              35,160               90,599               81,853
USD Earnings per ADS                   0.107                0.223                0.192
ROAA                                    1.40%                3.24%                2.57%
ROAE                                   13.81%               35.17%               25.60%
P/BV ADS (1)                            0.58                 0.74                 0.91
P/BV Local (2) (3)                      0.75                 1.08                 1.03
Shares Outstanding               576,695,395          576,695,395          576,695,395

(1)   Defined as ADS price divided by ADS book value.

(2)   Defined as Share price divided by share book value.

(3)   Share prices on the Colombian Stock Exchange


CONTACTS   JAIME A. VELASQUEZ      MARIA A. VILLA          FAX: (574) 2317208
           FINANCIAL VP            IR MANAGER              WWW.BANCOLOMBIA.COM
           TEL.: (574) 5108666     TEL.: (574) 5108866

[BANCOLOMBIA LOGO]



CONSOLIDATED BALANCE SHEET                                                  AS OF                               GROWTH
(Ps millions)                                        31-MAR-02        31-DEC-02        31-MAR-03        1Q03/4Q02    1Q03/1Q02
-------------                                        ---------        ---------        ---------        ---------    ---------
ASSETS

Cash and due from banks                                418,213          643,405          514,897       -19.97%         23.12%
Overnight funds sold                                   240,602          207,684          455,176        119.17%        89.18%
TOTAL CASH AND EQUIVALENTS                             658,815          851,089          970,073         13.98%        47.25%
                                                       -------          -------          -------         -----         -----
DEBT SECURITIES                                      3,193,689        4,099,997        4,160,656          1.48%        30.28%
Trading                                              3,191,702        1,602,514        1,594,013        -0.53%       -50.06%
Available for Sale                                        --          1,887,514        1,928,535          2.17%         --
Held to Maturity                                         1,987          609,969          638,108          4.61%     32014.14%
EQUITY SECURITIES                                      220,785          314,353          300,247        -4.49%         35.99%
Trading                                                220,785           92,839           80,605       -13.18%       -63.49%
Available for Sale                                        --            221,514          219,642        -0.85%          --
Market value allowance                                 (19,869)         (70,892)         (82,783)        16.77%       316.64%
NET INVESTMENT SECURITIES                            3,394,605        4,343,458        4,378,120          0.80%        28.97%
                                                     ---------        ---------        ---------          ----         -----
Gross Loans                                          5,428,370        6,197,315        6,317,934          1.95%        16.39%
Allowance for loan losses                             (322,761)        (332,324)        (360,076)         8.35%        11.56%
NET TOTAL LOANS                                      5,105,609        5,864,991        5,957,858          1.58%        16.69%
                                                     ---------        ---------        ---------          ----         -----
Accrued interest receivable on loans                   108,797           98,533           93,702        -4.90%       -13.87%
Allowance for accrued interest losses                  (22,679)         (15,074)         (22,681)        50.46%         0.01%
NET TOTAL INTEREST ACCRUED                              86,118           83,459           71,021       -14.90%       -17.53%
                                                     ---------        ---------        ---------          ----         -----
Customers' acceptances and derivatives                  40,319          (15,662)          14,641      -193.48%       -63.69%
Net accounts receivable                                 91,394          146,451          128,832       -12.03%         40.96%
Net premises and equipment                             266,714          317,724          326,007          2.61%        22.23%
Foreclosed assets                                       50,162           45,911           43,710        -4.79%       -12.86%
Prepaid expenses and deferred charges                   61,375           58,403           53,045        -9.17%       -13.57%
Good will                                              135,890          118,904          113,242        -4.76%       -16.67%
Net lease                                              272,778          376,175          404,820          7.61%        48.41%
Other                                                  232,967          148,868          176,539         18.59%      -24.22%
Reappraisal of assets                                  255,257          259,811          254,588        -2.01%        -0.26%
                                                    ----------       ----------       ----------          ----         -----
TOTAL ASSETS                                        10,652,003       12,599,582       12,892,496          2.32%        21.03%
                                                    ==========       ==========       ==========          ====         =====

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS

NON-INTEREST BEARING                                 1,375,292        1,970,599        1,767,314       -10.32%         28.50%
Checking accounts                                    1,284,151        1,876,026        1,603,879       -14.51%         24.90%
Other                                                   91,141           94,573          163,435         72.81%        79.32%
INTEREST BEARING                                     6,116,218        6,817,559        7,417,310          8.80%        21.27%
                                                     ---------        ---------        ---------          ----         -----
Checking accounts                                      682,055          815,367          896,113          9.90%        31.38%
Time deposits                                        3,526,670        3,603,466        3,963,257          9.98%        12.38%
Savings deposits                                     1,907,493        2,398,726        2,557,940          6.64%        34.10%
                                                     ---------        ---------        ---------          ----         -----
TOTAL DEPOSITS                                       7,491,510        8,788,158        9,184,624          4.51%        22.60%
Overnight funds                                        394,202          610,158          588,942        -3.48%         49.40%
Bank acceptances outstanding                            26,409           31,050           33,034          6.39%        25.09%
Interbank borrowings                                   532,609          403,962          300,010       -25.73%       -43.67%
Borrowings from domestic development banks             421,765          713,053          608,256       -14.70%         44.22%
Accounts payable                                       495,829          429,259          521,454         21.48%         5.17%
Other liabilities                                      122,962          170,572          155,212        -9.00%         26.23%
Bonds                                                    7,623           62,782           62,742        -0.06%        723.06%
Accrued expenses                                       140,022           55,104          107,547         95.17%      -23.19%
Minority interest in consolidated subsidiaries          56,018           51,136           46,120        -9.81%       -17.67%
                                                    ----------       ----------       ----------          ----         -----
TOTAL LIABILITIES                                    9,688,949       11,315,234       11,607,941          2.59%        19.81%
                                                    ----------       ----------       ----------          ----         -----
Shareholders' equity                                   963,054        1,284,348        1,284,555          0.02%        33.38%
                                                    ----------       ----------       ----------          ----         -----
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          10,652,003       12,599,582       12,892,496          2.32%        21.03%
                                                    ==========       ==========       ==========          ====         =====



CONTACTS   JAIME A. VELASQUEZ      MARIA A. VILLA          FAX: (574) 2317208
           FINANCIAL VP            IR MANAGER              WWW.BANCOLOMBIA.COM
           TEL.: (574) 5108666     TEL.: (574) 5108866

[BANCOLOMBIA LOGO]



CONSOLIDATED INCOME STATEMENT                                      Quarter                              GROWTH
(Ps Millions)                                          1Q 02         4Q 02         1Q 03      1Q 03/4Q 02     1Q 03/1Q 02
-------------                                          -----         -----         -----      -----------     -----------
INTEREST INCOME AND EXPENSES
Interest on loans                                     191,427       166,082       187,260         12.75%      -2.18%
Interest on investment securities                      73,680       140,400       133,800        -4.70%        81.60%
Overnight funds sold                                    3,120         4,635         3,547       -23.47%        13.69%
Leasing                                                 9,512        10,943        12,001          9.67%       26.17%
TOTAL INTEREST INCOME                                 277,739       322,060       336,608          4.52%       21.20%
                                                      -------       -------       -------          ----        -----
Interest expense
Time deposits                                          78,665        57,875        58,040          0.29%     -26.22%
Savings deposits                                       26,905        26,733        27,293          2.09%        1.44%
TOTAL INTEREST ON DEPOSITS                            105,570        84,608        85,333          0.86%     -19.17%
                                                      -------        ------        ------          ----       -----
Interbank borrowings                                    3,239           995           109       -89.05%      -96.63%
Borrowings from domestic development banks             10,660        14,112        13,333        -5.52%        25.08%
Overnight funds                                         8,456         8,527         9,151          7.32%        8.22%
TOTAL INTEREST EXPENSE                                127,925       108,242       107,926        -0.29%      -15.63%
                                                      -------       -------       -------         ----        -----
NET INTEREST INCOME                                   149,814       213,818       228,682          6.95%       52.64%
Provision for loan and accrued interest losses        (72,038)      (34,402)      (43,967)        27.80%     -38.97%
Provision for foreclosed assets and other assets       (6,944)      (13,923)      (22,059)        58.44%      217.67%
Recovery of provisions for foreclosed assets and
        other assets                                   13,074         8,540           730       -91.45%      -94.42%
Recovery of provisions for past due loans and
        accrued interest losses                        26,105         9,664         1,507       -84.41%      -94.23%
Recovery of charged-off loans                           3,349         5,377         4,389       -18.37%        31.05%
                                                      -------       -------       -------        -----         -----
TOTAL NET PROVISIONS                                  (36,454)      (24,744)      (59,400)       140.06%       62.95%
NET INTEREST INCOME AFTER PROVISION FOR LOANS
AND ACCRUED INTEREST LOSSES                           113,360       189,074       169,282       -10.47%        49.33%
                                                      -------       -------       -------        -----         -----
Commissions from banking services                      24,010        31,113        31,086        -0.09%        29.47%
Credit card merchant fees                               9,740        13,078        12,010        -8.17%        23.31%
Credit and debit card annual fees                      11,782        12,569        13,347          6.19%       13.28%
Checking fees                                           9,789        10,415        11,043          6.03%       12.81%
Warehouse services                                      9,529         9,910         9,648        -2.64%         1.25%
Commissions-fees from fiduciary activities              7,826         9,700         8,076       -16.74%         3.19%
Check remittance                                        5,165         5,350         5,338        -0.22%         3.35%
International operations                                4,852         6,462         6,149        -4.84%        26.73%
TOTAL FEES AND OTHER SERVICE INCOME                    82,693        98,597        96,697        -1.93%        16.93%
                                                      -------       -------       -------        -----         -----
Fees and other service expenses                       (12,161)      (15,359)      (16,285)         6.03%       33.91%
TOTAL FEES AND INCOME FROM SERVICES                    70,532        83,238        80,412        -3.40%        14.01%
                                                      -------       -------       -------        -----         -----
OTHER OPERATING INCOME
Net foreign exchange gains                             (1,960)       20,641         8,550       -58.58%     -536.22%
Dividend income                                         4,176         3,722         9,532        156.10%      128.26%
Forward contracts in foreign currency                  15,516       (21,867)        1,413      -106.46%      -90.89%
Revenues from commercial subsidiaries                  10,232        15,951        14,700        -7.84%        43.67%
Communication, postage and others                       2,023         4,228         3,306       -21.81%        63.42%
TOTAL OTHER OPERATING INCOME                           29,987        22,675        37,501         65.38%       25.06%
                                                      -------       -------       -------        -----         -----
TOTAL INCOME                                          213,879       294,987       287,195        -2.64%        34.28%
OPERATING EXPENSES
Salaries and employee benefits                         70,494        76,285        77,546          1.65%       10.00%
Compensation                                            5,854         6,019         7,339         21.93%       25.37%
Administrative and other expenses                      76,824        88,624        94,051          6.12%       22.42%
Donation expenses                                         372         9,003            11       -99.88%      -97.04%
Depreciation                                            8,169         9,038         8,585        -5.01%         5.09%
TOTAL OPERATING EXPENSES                              161,713       188,969       187,532        -0.76%        15.97%
                                                      -------       -------       -------        -----         -----
NET OPERATING INCOME                                   52,166       106,018        99,663        -5.99%        91.05%
Merger expenses                                         9,897         5,662         5,662          0.00%     -42.79%
NON-OPERATING INCOME (EXPENSE)

Other income                                            9,102        15,727         7,606       -51.64%      -16.44%
Minority interest                                        (779)         (315)       (1,439)       356.83%       84.72%
Recovery of deposit security                            2,421          --            --            0.00%    -100.00%
Other expense                                          (7,889)      (12,835)       (5,343)      -58.37%      -32.27%
TOTAL NON-OPERATING INCOME                              2,855         2,577           824       -68.02%      -71.14%
INCOME BEFORE INCOME TAXES                             45,124       102,933        94,825        -7.88%       110.14%
Income tax expense                                     (9,964)      (12,334)      (12,972)         5.17%       30.19%
                                                      -------       -------       -------        -----         -----
NET INCOME                                             35,160        90,599        81,853        -9.65%       132.80%
                                                      -------       -------       -------        -----         -----


CONTACTS   JAIME A. VELASQUEZ      MARIA A. VILLA          FAX: (574) 2317208
           FINANCIAL VP            IR MANAGER              WWW.BANCOLOMBIA.COM
           TEL.: (574) 5108666     TEL.: (574) 5108866